Exhibit 4.19
INVENTORY MANAGEMENT AND CONSULTANCY AGREEMENT

This Inventory Management and Consultancy Agreement ("Agreement") is entered into as of January 14, 2026 (“Effective Date"), between Promethean Limited, a company organized under the laws of England and Wales, and its affiliated group companies (collectively, "Promethean Group" or “Company”), and NetDragon Websoft Holdings Limited, a Cayman Islands company ("NetDragon").

RECITALS

WHEREAS, Promethean Group companies purchase hardware products from various suppliers including but not limited to TCL Overseas Marketing Limited and KTC (collectively,
“Suppliers”) for use in the Promethean Group companies business operations;

WHEREAS, NetDragon desires to assume initial payment responsibility for invoices issued by Promethean's hardware Suppliers in connection with products sold and delivered to Promethean Group companies;

WHEREAS, the parties wish to establish an arrangement whereby NetDragon will pay
Promethean’s Supplier invoices for inventory of Promethean Product that Promethean procures from such Suppliers after which NetDragon will invoice the Promethean Group company for reimbursement;

WHEREAS, the Promethean Group companies wish to engage NetDragon to provide certain consulting services related to Promethean’s supply chain including but not limited to the negotiation of more favorable pricing terms with Suppliers; and

WHEREAS, the parties desire to set forth their respective rights and obligations regarding such inventory management arrangements and consulting services;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.INVENTORY MANAGEMENT AND INVOICE PAYMENT OBLIGATIONS

1.1NetDragon Payment Responsibility. NetDragon hereby agrees to be responsible for the payment of invoices issued by Promethean’s hardware Suppliers to Promethean Group companies for Promethean products sold and delivered to Promethean Group companies (“the Procured Inventory”), including but not limited to invoices from TCL Overseas Marketing Limited and KTC, subject to a revolving credit facility with an aggregate outstanding cap of US
$50 million (the “Credit Cap”). The Credit Cap represents the maximum aggregate amount that NetDragon shall have outstanding to Suppliers at any given time. NetDragon’s payment obligation under this Agreement is strictly limited to amounts that fall within the Credit Cap. As Promethean Group companies reimburse NetDragon pursuant to Section 2.3, the available credit under the Credit Cap shall be replenished by the amount of such reimbursement, allowing NetDragon to pay additional Supplier invoices up to the Credit Cap. NetDragon shall have no obligation to pay any Supplier invoice if such payment would cause the aggregate outstanding amount owed to all Suppliers to exceed the Credit Cap. Promethean Group companies acknowledge that they retain ultimate responsibility for managing the timing and volume of purchases to ensure that Supplier invoices do not exceed the Credit Cap.

1.2Payment Terms to Suppliers. Upon receipt of each Supplier invoice, representatives of the applicable Promethean Group company and NetDragon shall review each invoice to confirm the invoice is valid and that no part of the invoice is disputed. Subject to confirmation by the applicable Promethean Group company that the Supplier’s invoice is valid and undisputed, NetDragon shall pay each such Supplier invoice according to the payment terms set forth in each applicable supply agreement between the Promethean Group companies and each such Supplier. By way of example, NetDragon shall pay TCL Overseas Marketing Limited's invoices in accordance with the payment terms outlined in the Master Agreement for the Manufacture and Supply of Products dated November 18, 2020, which provide for payment on the later of (i) one hundred twenty (120) days following the end of the month in which the Promethean Group Company takes delivery of the Products, or (ii) one hundred twenty (120) days from the end of the month in which the invoice is received. For all other Suppliers, NetDragon shall pay invoices according to the specific payment terms negotiated in the applicable supply agreement between each such Supplier and the relevant Promethean Group company.

For the avoidance of doubt, NetDragon will comply with the specific payment terms as agreed between Promethean Group companies and each individual Supplier and will not unilaterally elect to pay any Supplier on different payment terms or otherwise attempt to unilaterally implement any uniform payment schedule across all Suppliers. Any change to payment terms with any individual Supplier must be agreed upon in advance and in writing between the Promethean Group companies and the applicable Supplier.

1.3Timely Payment Obligation. NetDragon agrees to pay all Supplier invoices in a timely manner, on or before the due date of each such invoice, in accordance with the payment terms set forth in Section 1.2 above.

2.INVOICING PROCEDURES

2.1Duplicate Invoicing and Payment Confirmation. Promethean Group companies shall instruct each Supplier to issue all invoices in duplicate to: (a) the Promethean Group Company that issued the Purchase Order relating to such invoice; and (b) NetDragon Websoft Holdings Limited. Upon receipt of any Supplier invoice, the applicable Promethean Group company shall review such invoice and, if the invoice is accurate and valid, provide NetDragon with written confirmation that: (i) the invoiced amount is accurate and correct; (ii) there are no disputed amounts or issues with the invoice; and (iii) the invoice is valid and ready for payment.
NetDragon’s obligation to pay any Supplier invoice under Section 1 shall arise only upon receipt of such written confirmation from the applicable Promethean Group company, and NetDragon shall thereafter pay such invoice in a timely manner in accordance with the payment terms set forth in Section 1.2. If the applicable Promethean Group company does not provide written confirmation or disputes any portion of an invoice, NetDragon shall have no obligation to pay such invoice or the disputed portion thereof unless and until the applicable Promethean Group company provides written confirmation that the dispute has been resolved and the invoice is ready for payment.

2.2NetDragon Invoice to Promethean. Upon payment of any Supplier invoice pursuant to Section 1 above, NetDragon shall issue a corresponding invoice to the applicable Promethean Group Company for the amount paid to the Supplier, plus simple interest at a rate of three percent (3%) per annum, including reasonable documentation evidencing such payment. Interest shall be calculated from the date NetDragon actually makes payment to the Supplier to the date the applicable Promethean Group Company actually makes payment to NetDragon, on a 365-day year basis, pro-rated for the actual number of days outstanding. Interest shall accrue only on the principal amount actually paid by NetDragon to the Supplier and shall not accrue on any fees, charges, or other amounts. The interest provided for in this Section 2.2 constitutes NetDragon’s sole compensation for financing Supplier payments under this Agreement (other than potential consulting fees under Section 9), and NetDragon shall not be entitled to charge or collect any additional financing fees, late payment charges, or other amounts in connection with its payment obligations hereunder.

2.3Promethean Payment Terms. Promethean Group Companies shall pay each NetDragon invoice issued pursuant to Section 2.2 no later than three hundred sixty-five (365) days from the date the applicable Promethean Group Company receives such Procured Inventory into its warehouse from the Supplier.

3.NO RELEASE OF PAYMENT OBLIGATION

3.1Default by NetDragon. If NetDragon fails to make any payment to a Supplier when due, such Supplier may provide written notice of such non-payment to the applicable Promethean Group company that issued the Purchase Order. Upon receipt of such notice, the Promethean Group company shall make the outstanding payment to the Supplier.

3.2Right of Offset. In the event any Promethean Group company makes any payment to a Supplier pursuant to Section 3.1, the Promethean Group companies, collectively, shall have the right to offset such amount paid against any amounts owed by any Promethean Group company to NetDragon or to any direct or indirect NetDragon subsidiary company, under this Agreement or under any other agreement between the parties.

4.CONSIDERATION

4.1Consideration. The parties acknowledge that NetDragon's agreement to assume initial payment responsibility to the Suppliers as described herein is given in consideration for Promethean Group's engagement of NetDragon to perform the consultancy services set forth herein.

5.COMPLIANCE REQUIREMENTS

5.1CFIUS Compliance. NetDragon and Consultant each acknowledge that the Promethean Group companies and NetDragon are parties to, and operate under, a National Security Agreement (“NSA”) with the Committee on Foreign Investment in the United States (“CFIUS”). NetDragon, Consultant and the Promethean Group company, Promethean Inc., each agree to comply with all applicable terms, conditions and restrictions set forth in the NSA to include but not be limited to those restrictions prohibiting the sharing of U.S. personal data with any person or entity within China including Hong Kong and Macau.

5.2Anti-Bribery and Anti-Corruption Compliance. NetDragon and Consultant shall strictly comply with all applicable anti-bribery and anti-corruption laws, including but not limited to the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, and any applicable local anti-corruption laws. Neither NetDragon nor Consultant shall, directly or indirectly, offer, pay, promise, or authorize the payment of money or anything of value to any government official, political party, or any other person for the purpose of obtaining or retaining business or securing more favorable purchase prices, trading terms or any other improper advantage. NetDragon or Consultant shall immediately notify the Promethean Group company's Chief Product Officer (“CPO”) of any request for improper payments or any other conduct that may violate applicable anti-bribery laws.

6.PRESERVATION OF EXISTING TERMS

6.1Supplier Agreements Unchanged. Notwithstanding NetDragon's responsibility for payment of invoices, all other terms and conditions of existing agreements between any Promethean Group company and each individual Supplier remain in full force and effect. Title to and delivery of the Procured Inventory will continue to transfer to the applicable Promethean Group company in accordance with the applicable Purchase Order, and all commercial relationships, product specifications, quality assurance, warranty obligations, and other contractual commitments remain in full force and effect, unchanged by this Agreement.

7.CONSULTANCY ENGAGEMENT AND SCOPE OF SERVICES

7.1Engagement. Company hereby engages NetDragon, on an independent contractor basis, to provide supply chain consulting services as described in this Agreement. The parties agree that NetDragon may appoint its employee, Lin Wei, as a Consultant, to perform the Services (as defined below) under this Agreement. If NetDragon desires to appoint any other employee to perform the Services hereunder, NetDragon must have express written permission from the Company’s CPO to make such alternate appointment. For the avoidance of doubt, references to “Consultant” herein shall refer collectively to Lin Wei, or any alternative NetDragon employee appointed by NetDragon, as provided for herein, to perform the Services.

7.2Services. Consultant shall provide the following services ("Services"):

a)Meet with Company's Chinese-based Suppliers and original equipment manufacturers ("OEMs") on Company's behalf, in coordination with Company’s representatives and along-side members of Promethean’s procurement team;

b)Negotiate with such suppliers and OEMs to secure reductions in the per unit prices each Supplier charges the Company for Company's finished Products;

c)Analyze current supplier arrangements and identify cost reduction opportunities;

d)Provide regular reports to Company's CPO regarding negotiation progress and outcomes; and

e)Perform such other related services as may be mutually agreed upon in writing, from time to time, by and between the Consultant and the Company’s CPO.

7.3Limitations on Authority. NetDragon and Consultant acknowledge and agree that:

a)Consultant has no authority to bind Company to any agreement, contract, or commitment;

b)Consultant shall not agree to any minimum order quantities, volume purchase commitments, or any other purchasing obligations that will cause any Promethean Group company to incur any additional costs unless NetDragon provides advanced written notice to the Company and obtains written agreement from Company for such commitments;

c)All negotiations must maintain current Products manufactured, assembled and delivered in accordance with current Product specifications;

d)Negotiations shall not include any agreement to compromise quality standards, or the replacement of any component parts for less expensive or lower quality component parts within finished Company Products;

e)Any cost savings proposals must be based upon current Company Product specifications without compromise to component quality;

f)Final approval of all supplier arrangements remains solely with Company; and

g)All final decisions regarding the Services, negotiations, supplier arrangements and per unit pricing for Company Products must be made in writing by the Company's CPO.

7.4Reporting Requirements. Consultant shall provide written reports to Company's CPO as reasonably requested by the CPO, detailing all meetings, negotiations, proposals, and progress made in connection with the Services.

8.INDEPENDENT CONTRACTOR RELATIONSHIP

8.1Independent Contractor Status. Consultant is, and at all times during performance of the Services will be, an independent contractor and not an employee, agent, partner, or joint venturer of Company or any of its subsidiaries or affiliates, including Mynd.ai, Inc.

8.2Representation Limitations. Consultant shall not hold itself out as an employee of Company, Mynd.ai, Inc., or any of their respective subsidiaries or affiliates. Lin Wei, as an employee of NetDragon, may present himself as a key advisor or key consultant to Company's CPO when conducting Services under this Agreement.

8.3No Employee Benefits. Consultant shall not be entitled to any Promethean Group company employee benefits, including but not limited to health insurance, retirement benefits, vacation pay, social fund contributions, housing fund contributions or sick leave.

9.COMPENSATION

9.1Performance-Based Compensation. Consultant compensation under this Agreement, if any, is contingent upon Consultant achieving Five Million U.S. Dollars (US $5,000,000.00) or any other amount that mutually agreed in cumulative cost savings over each calendar year during the Term (including the Initial Term and any Renewal Terms) by reducing the per Product unit prices outlined in the applicable Schedule for that calendar year (the “Cost Reduction Target”). Prior to January 1 of each calendar year during the Term, Promethean shall provide Consultant with a new Product Pricing Schedule setting forth: (i) the current per-unit Product pricing baseline as determined by Promethean (and reviewed with NetDragon), and (ii) the Cost Reduction Target for that calendar year, which shall be Five Million U.S. Dollars (US
$5,000,000.00) or any other amount that mutually agreed . For the avoidance of doubt, cost savings or lower price per unit prices based on increased purchase volumes or quantities of units purchased by Company will not be counted toward the Cost Reduction Target. The Cost Reduction Target must be achieved through negotiated reductions to the per Product unit pricing outlined in the applicable Schedule. If Promethean does not provide a new Schedule by January 1 of any calendar year, the immediately preceding year’s Schedule shall continue to apply for that calendar year, and Consultant shall remain obligated to achieve the Cost Reduction Target set forth therein. Consultant’s failure to achieve the Cost Reduction Target for any calendar year during the Term shall result in the offset rights set forth in Section 9.2 applying for that calendar year.

9.2Compensation Terms. If Consultant achieves the Cost Reduction Target for any calendar year during the Term, NetDragon shall compensate Lin Wei pursuant to a separate agreement between NetDragon and Lin Wei. Promethean Group companies acknowledge this internal arrangement between NetDragon and Lin Wei but shall have no obligation to pay any compensation to Consultant or Lin Wei, nor shall Promethean Group companies be required to know or approve the terms of such separate agreement. If Consultant fails to achieve the Cost Reduction Target for any calendar year during the Term, Promethean Group companies shall be entitled to a credit (the “Performance Credit”) equal to all interest paid by any Promethean

Group company to NetDragon under Section 2.2 during that calendar year. For the avoidance of doubt, if Consultant achieves any cost savings less than the full Cost Reduction Target of Five Million U.S. Dollars (US $5,000,000.00) or any other amount that is mutually agreed for any calendar year, Promethean Group companies shall have the right to set off, recoup, or deduct the shortfall of the Cost Reduction Target, but in any circumstance such set off shall not exceed the Performance Credit from any amounts owed by any Promethean Group company to NetDragon or any of NetDragon’s direct or indirect subsidiaries, whether under this Agreement or any other agreement between the parties. This setoff right shall apply on an annual basis for each calendar year during the Term and shall survive termination of this Agreement.

9.3Expenses. Each party hereto shall be responsible for their own travel, administrative and other related costs and expenses incurred during the performance of this Agreement. For the avoidance of doubt, no party hereto shall have any reimbursement obligation to the other party for any travel, administrative or other related expenses incurred during the performance of the Services or obligations set forth herein.

10.CONFIDENTIALITY

10.1Confidential Information. Consultant acknowledges that in performing the Services, Consultant may have access to confidential and proprietary information of Company, including but not limited to supplier information, pricing data, product specifications, business strategies, and financial information ("Confidential Information").

10.2Non-Disclosure. Consultant agrees to maintain the confidentiality of all Confidential Information and not to disclose such information to any third party without Company's prior written consent.

10.3Survival. The confidentiality and non-disclosure obligations set forth herein shall survive termination of this Agreement.

11.TERM AND TERMINATION

11.1 Term. This Agreement shall commence on the Effective Date and shall continue for an initial term of three (3) years from the Effective Date (the “Initial Term”). Following the expiration of the Initial Term, this Agreement shall automatically renew for successive one (1) year periods (each, a “Renewal Term”), unless earlier terminated in accordance with this Agreement. Notwithstanding the Initial Term or any Renewal Term, either party may terminate this Agreement at any time, for any reason or no reason, upon providing the other party with at least six (6) months’ prior written notice of termination. Any termination pursuant to this
Section 11.1 shall be subject to the provisions of Section 11.3 regarding the effect of termination and accrued payment obligations.

11.2Termination. Either party may terminate this Agreement at any time, with or without cause, upon thirty (30) days' prior written notice to the other party, provided that such termination shall not affect any payment obligations that have accrued prior to the effective date of termination.

11.3Effect of Termination. Upon termination of this Agreement, NetDragon's payment obligations hereunder shall cease prospectively, but NetDragon shall remain liable for any Supplier invoices delivered to NetDragon by any Supplier on or before the effective date of termination / for which NetDragon has assumed responsibility prior to the effective date of termination.

12.REPRESENTATIONS AND WARRANTIES

12.1Authority. Each party represents and warrants that it has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

12.2Financial Capacity. NetDragon represents and warrants that it has sufficient financial resources to meet its payment obligations under this Agreement.

13.INDEMNIFICATION

13.1NetDragon Indemnification. NetDragon shall indemnify and hold harmless the Promethean Group companies, individually and collectively, from and against any losses, damages, or expenses arising from (i) NetDragon's failure to pay Supplier invoices in accordance with the terms of this Agreement, (ii) the performance of the Services as described herein, or (iii) any breach of any terms and conditions as set forth herein.

13.2Promethean Indemnification. Promethean Group companies shall indemnify and hold harmless NetDragon from and against losses, damages, or expenses arising directly from and solely attributable to (i) disputes between any Promethean Group company and Suppliers relating specifically to product quality defects, product specification non-conformance, or delivery failures, but only to the extent such disputes result in Suppliers seeking payment or reimbursement from NetDragon for amounts NetDragon has already paid to such Suppliers on behalf of Promethean Group companies, or (ii) material breaches by any Promethean Group company of the express terms of its supply agreements with Suppliers, but only to the extent such breaches directly cause Suppliers to seek recourse against NetDragon for amounts NetDragon has paid to such Suppliers on behalf of Promethean Group companies. Notwithstanding the foregoing, Promethean Group companies’ indemnification obligations under this Section 13.2 are expressly limited as follows: (a) such indemnification shall not exceed the actual amounts paid by NetDragon to the applicable Supplier on behalf of the applicable Promethean Group company in connection with the specific transaction giving rise to the claim, and shall exclude any consequential, indirect, incidental, punitive, or special damages;
(b) such indemnification shall not apply to any losses arising from or relating to NetDragon’s failure to pay Supplier invoices in accordance with the payment terms set forth in Section 1.2, NetDragon’s breach of any provision of this Agreement, disputes regarding pricing negotiations or payment terms between any party and any Supplier, or any actions, advice, or conduct of

NetDragon, Lin Wei, or any other NetDragon personnel; (c) NetDragon must provide Promethean Group companies with prompt written notice of any claim and must reasonably cooperate with Promethean Group companies’ defense of such claim; (d) Promethean Group companies shall have the sole right to control the defense and settlement of any such claim, and NetDragon shall have no obligation to be indemnified hereunder if NetDragon settles any claim without the prior written consent of the applicable Promethean Group company; and (e) this indemnification obligation shall apply only to third-party claims and not to disputes directly between NetDragon and any Promethean Group company. For the avoidance of doubts, Promethean Group Companies shall indemnify NetDragon for Supplier claims to the extent NetDragon acted in reliance on Promethean Group Companies’ written confirmation under Section 2.1 and paid in accordance with Section 1.2.

14.GENERAL PROVISIONS

14.1Governing Law. This Agreement shall be governed by and construed in accordance with the laws of England and Wales, without regard to conflict of law principles.

14.2Dispute Resolution. (a) Informal Resolution. Prior to initiating any formal dispute resolution proceedings, any party asserting a dispute arising out of or relating to this Agreement shall provide written notice to the other party describing in reasonable detail the nature of the dispute and the relief sought. Following such notice, senior executives of both parties shall meet and negotiate in good faith for a period of thirty (30) days to attempt to resolve the dispute informally. No party may commence arbitration proceedings until the expiration of such thirty
(30) day period, and compliance with this informal resolution process shall be a condition precedent to arbitration. Notwithstanding the foregoing, the thirty (30) day informal resolution period shall not toll or suspend any payment obligations, performance deadlines, or other time-sensitive obligations under this Agreement, and all parties shall continue to perform their respective obligations hereunder during the pendency of any dispute. (b) Arbitration. Any dispute that cannot be resolved through the informal process set forth above shall be finally resolved by binding arbitration conducted in London, England, in the English language under the Rules of the London Court of International Arbitration (LCIA) then in effect. The arbitration shall be conducted before a single arbitrator selected in accordance with the LCIA Rules. The arbitration proceedings and award shall be confidential. The arbitrator shall apply English law in resolving the dispute. Any award rendered by the arbitrator shall be final and binding upon the parties and judgment upon such award may be entered in any court having jurisdiction thereof.
(c) Attorneys’ Fees and Costs. The prevailing party in any arbitration or court proceeding shall be entitled to recover its reasonable attorneys’ fees, costs, and expenses from the non-prevailing party. (d) Equitable Relief. Notwithstanding the foregoing dispute resolution procedures, Promethean Group companies may seek injunctive relief, specific performance, or other equitable remedies from any court of competent jurisdiction without first complying with the informal resolution requirements set forth above, (e) Continued Performance. During the pendency of any dispute resolution proceedings, both parties shall continue to perform their respective obligations under this Agreement, including without limitation NetDragon’s payment obligations to Suppliers and Promethean Group companies’ reimbursement obligations to NetDragon.

14.3     Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations, representations, or agreements relating to such subject matter.

14.4    Amendment. This Agreement may only be amended by written agreement signed by both parties.

14.5        Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

14.6        Assignment. NetDragon may assign this Agreement to any direct or indirect subsidiary including, but not limited to, Elernity Limited, upon written notice to Promethean Group companies, provided that such subsidiary assumes all of NetDragon’s obligations under this Agreement. NetDragon may not assign this Agreement to any other party without the prior written consent of the Promethean Group companies. The Promethean Group companies may assign this Agreement to any affiliate or successor.

14.7        Notices. All notices under this Agreement shall be in writing and delivered to the headquarters or main address of each of the undersigned parties, or another address as may be designated by any undersigned company, from time to time, by written notice to the other party or parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PROMETHEAN LIMITED	NETDRAGON WEBSOFT HOLDINGS LIMITED

By: /s/ Arthur Giterman	By: /s/ Simon Leung
Name: Arthur Giterman	Name: Simon Leung
Title: CEO & Director	Title: Vice Chairman